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February 15, 2011

Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:  Rule 17f-2
     PNC Funds
     Registration No. 811-04416, CIK No. 0000778202

Ladies and Gentlemen:

On behalf of our client, PNC FUNDS, we are filing electronically one copy of the EDGARized version of our examination report dated February 15, 2011, submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2009.

Yours truly,


/s/ Rajan Chari

Rajan Chari
Partner

Enclosure
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of PNC Funds (formerly Allegiant Funds):

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the PNC Funds (formerly Allegiant Funds), including PNC Balanced Allocation Fund, PNC International Equity Fund, PNC Large Cap Core Equity Fund, PNC Large Cap Growth Fund, PNC Large Cap Value Fund, PNC Mid Cap Value Fund, PNC Multi-Factor Small Cap Core Fund, PNC Multi-Factor Small Cap Growth Fund, PNC Multi-Factor Small Cap Value Fund, PNC S&P 500(R) Index Fund, PNC Small Cap Core Fund, PNC Bond Fund, PNC Government Mortgage Fund, PNC High Yield Bond Fund, PNC Intermediate Bond Fund, PNC Limited Maturity Bond Fund, PNC Total Return Advantage Fund, PNC Ultra Short Bond Fund, PNC Intermediate Tax Exempt Bond Fund, PNC Michigan Intermediate Municipal Bond Fund, PNC Ohio Intermediate Tax Exempt Bond Fund, PNC Pennsylvania Intermediate Municipal Bond Fund, PNC Government Money Market Fund, PNC Money Market Fund, PNC Ohio Municipal Money Market Fund, PNC Pennsylvania Tax Exempt Money Market Fund, PNC Tax Exempt Money Market Fund and PNC Treasury Money Market Fund, formerly known as Allegiant Balanced Allocation Fund, Allegiant International Equity Fund, Allegiant Large Cap Core Equity Fund, Allegiant Large Cap Growth Fund, Allegiant Large Cap Value Fund, Allegiant Mid Cap Value Fund, Allegiant Multi-Factor Small Cap Core Fund, Allegiant Multi-Factor Small Cap Growth Fund, Allegiant Multi-Factor Small Cap Value Fund, Allegiant S&P 500(R) Index Fund, Allegiant Small Cap Core Fund, Allegiant Bond Fund, Allegiant Government Mortgage Fund, Allegiant High Yield Bond Fund, Allegiant Intermediate Bond Fund, Allegiant Limited Maturity Bond Fund, Allegiant Total Return Advantage Fund, Allegiant Ultra Short Bond Fund, Allegiant Intermediate Tax Exempt Bond Fund, Allegiant Michigan Intermediate Municipal Bond Fund, Allegiant Ohio Intermediate Tax Exempt Bond Fund, Allegiant Pennsylvania Intermediate Municipal Bond Fund, Allegiant Government Money Market Fund, Allegiant Money Market Fund, Allegiant Ohio Municipal Money Market Fund, Allegiant Pennsylvania Tax Exempt Money Market Fund, Allegiant Tax Exempt Money Market Fund and Allegiant Treasury Money Market Fund, respectively, (the "Funds") complied with the requirements of subsections
(b) and (c) of rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 2009, and from May 31, 2009 (the date of our last examination) through August 31, 2009. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included

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examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2009, and with respect to agreement of security purchases and sales, for the period from May 31, 2009 (the date of our last examination) through August 31, 2009:

     - Count and inspection of all securities located in the vault of Bank of New York Mellon on behalf of PFPC Trust Co. (the "Custodian" of the Funds), without prior notice to management;

     - Confirmation of all securities held by institutions in book entry form on behalf of the Custodian by The Depository Trust Company, Citigroup and The Federal Reserve Bank of Boston;

     - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, securities lending agent and/or transfer agents;

     - Reconciliation of all such securities to the books and records of the Funds and the Custodian;

     -    Confirmation of all repurchase agreements with brokers/banks; and

     - Agreement of eight security purchases and eight security sales or maturities since our last report from the books and records of the Funds to trade authorizations, if applicable, or to subsequent settlement in cash records provided by the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2009, and from May 31, 2009 (the date of our last examination) through August 31, 2009, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 15, 2011
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MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
INVESTMENT COMPANY ACT OF 1940

We, as members of management of the PNC Funds (formerly Allegiant Funds), including PNC Balanced Allocation Fund, PNC International Equity Fund, PNC Large Cap Core Equity Fund, PNC Large Cap Growth Fund, PNC Large Cap Value Fund, PNC Mid Cap Value Fund, PNC Multi-Factor Small Cap Core Fund, PNC Multi-Factor Small Cap Growth Fund, PNC Multi-Factor Small Cap Value Fund, PNC S&P 500(R) Index Fund, PNC Small Cap Core Fund, PNC Bond Fund, PNC Government Mortgage Fund, PNC High Yield Bond Fund, PNC Intermediate Bond Fund, PNC Limited Maturity Bond Fund, PNC Total Return Advantage Fund, PNC Ultra Short Bond Fund, PNC Intermediate Tax Exempt Bond Fund, PNC Michigan Intermediate Municipal Bond Fund, PNC Ohio Intermediate Tax Exempt Bond Fund, PNC Pennsylvania Intermediate Municipal Bond Fund, PNC Government Money Market Fund, PNC Money Market Fund, PNC Ohio Municipal Money Market Fund, PNC Pennsylvania Tax Exempt Money Market Fund, PNC Tax Exempt Money Market Fund and PNC Treasury Money Market Fund, formerly known as Allegiant Balanced Allocation Fund, Allegiant International Equity Fund, Allegiant Large Cap Core Equity Fund, Allegiant Large Cap Growth Fund, Allegiant Large Cap Value Fund, Allegiant Mid Cap Value Fund, Allegiant Multi-Factor Small Cap Core Fund, Allegiant Multi-Factor Small Cap Growth Fund, Allegiant Multi-Factor Small Cap Value Fund, Allegiant S&P 500(R) Index Fund, Allegiant Small Cap Core Fund, Allegiant Bond Fund, Allegiant Government Mortgage Fund, Allegiant High Yield Bond Fund, Allegiant Intermediate Bond Fund, Allegiant Limited Maturity Bond Fund, Allegiant Total Return Advantage Fund, Allegiant Ultra Short Bond Fund, Allegiant Intermediate Tax Exempt Bond Fund, Allegiant Michigan Intermediate Municipal Bond Fund, Allegiant Ohio Intermediate Tax Exempt Bond Fund, Allegiant Pennsylvania Intermediate Municipal Bond Fund, Allegiant Government Money Market Fund, Allegiant Money Market Fund, Allegiant Ohio Municipal Money Market Fund, Allegiant Pennsylvania Tax Exempt Money Market Fund, Allegiant Tax Exempt Money Market Fund and Allegiant Treasury Money Market Fund, respectively, (the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of rule 17f-2 as of August 31, 2009, and from May 31, 2009 (the date of our last examination) through August 31, 2009.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2009, and from May 31, 2009 (the date of our last examination), through August 31, 2009, with respect to securities reflected in the investment account of the Funds.


/s/ Kevin McCreadie
---------------------------------------
Kevin McCreadie, President of PNC Funds
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/s/ Jennifer Spratley
---------------------------------------
Jennifer Spratley, Vice President
of PNC Funds


/s/ John Kernan
---------------------------------------
John Kernan, Treasurer of PNC Funds

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

------------------------------------------------------------ ---------------------------
1. Investment Company Act File Number:                       Date examination completed:

811-04416 (PNC Funds)                                        FEBRUARY 15, 2011
------------------------------------------------------------ ---------------------------
2. State identification Number:

   ----------------- --------------- --------------- ---------------- ------------------
   AL                AK              AZ              AR               CA              CO
   ----------------- --------------- --------------- ---------------- ------------------
   CT                DE              DC              FL               GA              HI
   ----------------- --------------- --------------- ---------------- ------------------
   ID                IL              IN              IA               KS              KY
   ----------------- --------------- --------------- ---------------- ------------------
   LA                ME              MD              MA               MI              MN
   ----------------- --------------- --------------- ---------------- ------------------
   MS                MO              MT              NE               NV              NH
   ----------------- --------------- --------------- ---------------- ------------------
   NJ                NM              NY              NC               ND              OH
   ----------------- --------------- --------------- ---------------- ------------------
   OK                OR              PA              RI               SC              SD
   ----------------- --------------- --------------- ---------------- ------------------
   TN                TX              UT              VT               VA              WA
   ----------------- --------------- --------------- ---------------- ------------------
   WV                WI              WY              PUERTO RICO
   -------------------------------------------------------------------------------------
   Other (specify):
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3. Exact name of investment company as specified in registration statement: PNC FUNDS

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4. Address of principal executive officer (number, street, city, state, zip code):

     Two Hopkins Plaza, Baltimore, MD 21201

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